

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2010

Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3230 Fall Creek Highway, Suite 206
Granbury, TX 76049

   Re: Great Spirits, Inc.
     Form 8-K
     Filed August 10, 2010
     File No. 000-52997

Dear Mr. Willis:

  We have completed our review of your Form 8-K and have no further comments at this time.

       Sincerely,

       /s/ Celeste M. Murphy

     <u>for</u> Larry Spirgel
       Assistant Director

cc: Richard G. Satin, Esq.
  Ruskin Moscou Faltischek, P.C.
  Via facsimile: (516) 663-6714